Mail Stop 3561

November 18, 2005

Mr. David F. Bond
Senior Vice President, Finance and Control
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588

> **Re: Safeway Inc.**
> **Form 10-K for the Fiscal Year End January 1, 2005**
> **Forms 10-Q for the Quarterly Periods Ended March 26, 2005 and**
> **June 18, 2005**
> **File No. 1-00041**

Dear Mr. Bond:

      We have reviewed your response dated November 9, 2005 to our comment letter dated October 18, 2005 and have the following additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2005

Financial Review, page 20
Results of Operations, page 20

1.   Please tell us the specific nature of your change in accounting policy for accruing estimated physical inventory losses. Reference is made to APB 20, paragraph 17. Note also Item 601 of Regulation S-K which requires the filing of a letter regarding the change in accounting practice or any change in the method of applying such practice. Please advise and revise future filings accordingly.

Exhibits 31.1 and 31.2

2.   Please delete the title of the officer from the first sentence of each certification in future filings. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion

of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended January 1, 2005 and your Forms 10-Q filed thereafter to date.

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief